Private Placement Insurance Products, LLC
Schedule II- Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

A computation of reserve requirements is not applicable to Private Placement Insurance Products, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report